November 30, 2010

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:       OSI Restaurant Partners, LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 001-15935

Dear Mr. Shenk:

This letter is written in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) contained in the letter from the Staff dated October 29, 2010.  The paragraphs of this letter are numbered to correspond to the Staff’s comments, and we have included the Staff’s comment preceding each response.  We appreciate your assistance in our compliance and will provide additional information to you upon request.  In providing our response to your comments, we acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.
Staff Comment: We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors.  For example, you state that the 2009 decrease in restaurant sales was primarily attributable to decreases in sales volume, the closing of 34 restaurants and was partially offset by additional revenues of approximately $17.5 million from the opening of 12 new restaurants in 2009, but you do not quantify each of the different factors.  In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

Response: In our Form 10-Q for the quarter ended September 30, 2010 filed with the Securities and Exchange Commission on November 12, 2010, we quantified the dollar impact of restaurant closings and more clearly referenced the comparable-store sales percentages included within Results of Operations.  In addition to the factors referenced above by the Staff, we also disclose in our filings average restaurant unit volumes, operating weeks and year over year percentage changes in menu pricing (see table on the bottom of page 47 of the Form 10-K for fiscal year ended December 31, 2009).  In future filings we will analyze and quantify all material factors to the extent practicable.

Critical Accounting Policies and Estimates

Goodwill and Indefinite-Lived Intangible Assets, page 76

2.
Staff Comment: Please explain why the weighted-average cost of capital and the annual revenue growth rate assumptions used to derive the fair value estimates for impairment testing purposes differ for goodwill and trade names.

Response: The difference in the disclosed ranges of the annual revenue growth rate assumptions used to derive the fair value estimates for impairment testing purposes is a function of the number of reporting units included within the impairment testing.  We have five reporting units with goodwill as opposed to only three reporting units with trade names, and each reporting unit has a specific growth rate assumption.  There is no difference in the annual revenue growth rates utilized in the goodwill and trade names testing for the three reporting units that are common to both intangible assets.

The difference in the disclosed ranges of the weighted-average cost of capital used to derive the fair value estimates for impairment testing purposes is a function of: (1) the aforementioned number of reporting units with goodwill and trade names and (2) the addition of a risk premium of 50 to 100 basis points being applied to the valuation of the trade names to reflect the required rate of return on identified intangible assets due to the relative risk of the intangible assets compared to the entity’s overall weighted-average cost of capital.

Item 8. Financial Statements and Supplementary Data

Note 4. Stock-Based and Deferred Compensation Plans, page 107

3.
Staff Comment: We note that the Equity Plan contains a call provision that allows KHI to repurchase all shares purchased through exercise of stock options upon termination of employment at the lower of exercise cost or fair market value, depending on the circumstance of termination of employment, at any time prior to the earlier of an initial public offering or a change of control, and as a result of this call provision, the Company historically had not recorded any compensation expense relating to stock options.  Please tell us your basis for not recording any compensation expense.  Please cite any accounting literature that you relied upon.

Response: All stock options granted by the Company under the Equity Plan vest and become exercisable in 20% increments over a period of five years based on continued employee service.  The Equity Plan also contains a call provision that allows KHI to repurchase all shares purchased through the exercise of stock options upon termination of employment.  If termination of employment is a result of death or disability, by the Company other than for cause, or by the employee for good reason, KHI may repurchase the shares purchased upon exercise of stock options at a price equal to fair market value.  If an employee’s termination of employment is by the Company for cause or by the employee without good reason (including a voluntary termination by the employee), KHI may repurchase the shares purchased upon exercise of stock options at a price equal to the lesser of exercise cost or fair market value.  The call provision expires upon the earlier of an initial public offering or a change of control (i.e., a liquidity event).

Because the call provision at the lower of exercise cost or fair market value expires with a liquidity event, it has the effect of establishing the liquidity event transaction as an additional substantive performance vesting condition.  During the period in which the call provision is in effect, the employee has no incentive to exercise the award upon a voluntary departure since it would be presumed that the Company would exercise its call right and the employee would realize either the exercise price or less, thereby negating any value from exercising the stock option.  No stock options have been exercised to date.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

We then considered the impact of multiple vesting conditions that must be satisfied in order for the employee to realize any benefit from the stock option.

ASC 718-10-55-67: “Paragraph 718-10-35-2 requires that compensation cost be recognized over the requisite service period.  The requisite service period for an award that has only a service condition is presumed to be the vesting period, unless there is clear evidence to the contrary.  The requisite service period shall be estimated based on an analysis of the terms of the award and other relevant facts and circumstances, including co-existing employment agreements and an entity’s past practices; that estimate shall ignore nonsubstantive vesting conditions…”

ASC 718-10-55-68: “An employee’s share-based payment award becomes vested at the date that the employee’s right to receive or retain equity shares, other equity instruments, or cash under the award is no longer contingent on satisfaction of either a performance condition or a service condition…”

As explicitly stated in the employee stock options agreements, stock options vest over a five-year period (the service condition component).  The call provision also creates an additional substantive performance condition, both of which must be met for the employee to effectively vest in the award.

The ultimate vesting date is the date in which either an initial public offering or a change of control is achieved (the performance condition component) since the occurrence of these events represents the first time in which the satisfaction of the performance condition is considered probable and the time based service has been rendered.

ASC 718-10-25-20: “Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition – compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.”

ASC 718-10-55-76 “If an award vests upon the satisfaction of both a service condition and the satisfaction of one or more performance conditions, the entity also must initially determine which outcomes are probable of achievement.”

Therefore, compensation expense will be recorded only upon the probability of occurrence of a liquidity event.

4.
Staff Comment: We note that the Company’s new chief executive officer was granted 4,350,000 stock options, and that the stock option agreement provides that KHI can repurchase all shares purchased through exercise of stock options upon termination of employment at fair market value.  You also state that in accordance with accounting for stock-based compensation, this form of the call provision does not preclude the Company from recording compensation expense during the vesting period.  Please clarify for us how this provision in the stock option agreement for your new CEO is different from the provision contained in other stock option agreements as noted in the comment above.

Response: The 4,350,000 stock options granted to our new chief executive officer were provided in four equal tranches of 1,087,500 options.  Tranche A options vest and become exercisable in five equal installments on each anniversary of the grant date and contain only a service condition.  Options within Tranches B through D contain a service condition but are only exercisable upon a qualifying liquidity event, which is defined as either an initial public offering or change of control.  Prior to consideration of the call provision, since a qualifying liquidity event must occur for Tranches B through D to be exercisable, Tranches B through D are not considered probable of vesting. Tranche A options, however, prior to consideration of the call provision, only require a service condition to be satisfied, and result in compensation expense.

All four tranches contain a call provision, which as described above, generally would preclude the recording of compensation expense.  However, the call provision contained within the CEO’s option agreement differs from the call provision contained within the Equity Plan.  The call provision within the CEO’s option agreement stipulates that shares purchased upon exercise of stock options can be repurchased at fair market value in all circumstances of termination, rather than at the lower of exercise cost or fair market value as previously described in the Equity Plan for other employees.  Therefore, we have recorded compensation expense for the Tranche A stock options over the five-year service vesting period.

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225

Note 19. Commitments and Contingencies

Litigation and Other Matters, page 148

5.
Staff Comment: We note that in March 2008 you received a proposed assessment of employment taxes from the Internal Revenue Service (IRS).  We further note your belief that should the IRS examiner’s position be sustained, that the additional employment taxes and other amounts that would be assessed would be material.  Please revise future filings to disclose the amount of the assessment proposed by the IRS and the amount or range of amounts that are reasonably likely of being incurred.

Response: We will revise future filings to indicate the proposed assessment amount and the amount or range of amounts that are reasonably likely to be incurred.

We hope that this letter has been responsive to the Staff’s comments and appreciate your time and attention to this matter.  Should you have any questions or comments regarding the foregoing, please feel free to contact me at (813) 830-5194.

Very Truly Yours,

/s/ Dirk A. Montgomery

Dirk A. Montgomery
Chief Financial Officer
OSI Restaurant Partners, LLC

2202 North West Shore Boulevard, Suite 500 – Tampa, Florida 33607 – Phone: (813) 282-1225